Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 1, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Re:	American Realty Capital Trust IV, Inc.

Registration Statement on Form S-11
Filed March 22, 2012
File No. 333-180274

Dear Mr. McTiernan:

On behalf of our client, American Realty Capital Trust IV, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 19, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on March 22, 2012 (No. 333-180274) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Registration Statement. All page number references in the Company’s responses are to page numbers in the Registration Statement.

General

1.	We note that, once you begin to determine your NAV, investors who seek to purchase or redeem prior to 4:00 p.m. on the day you determine NAV will receive the previous quarter’s price and those who submit their requests after, will receive the next quarter’s price. Please advise us how you will communicate to an investor on the pricing day that the purchase price will be determined after the investment decision and may be materially different than the price at the time of the investment decision.

May 1, 2012

Please note that the Company believes it would be impractical to make a separate communication (i.e., in addition to the pricing supplements) to investors on the pricing date that the purchase price will be determined after their investment decision, and believes that the disclosures in the prospectus are sufficient to communicate such information to investors. An additional risk factor has been added on page 29 of the prospectus describing such risk to investors who purchase, or request repurchase of, shares of common stock on the pricing date.

2.	Please review your disclosure and ensure that it is consistent throughout. For example only, we note that on page 2, you state that you intend to begin a liquidity event in three to five years after the offering. However, on page 9 and elsewhere, you state that you intend to begin a liquidity event in three to six years. We also note discrepancies in the number of programs sponsored, the amount of leverage they may incur, and the year you were incorporated.

Please note that the Company intends to begin a liquidity event three to six years after the offering. Such disclosure has been revised and the other disclosures noted above have been revised as requested.

Cover Page

3.	Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

The cover page has been revised as requested.

4.	Please add a cover page and summary risk factor relating to the competing time demands imposed on the sponsor by all the other public programs it is currently managing.

The cover page and summary risk factors have been added as requested.

5.	Please clarify that the shares sold pursuant to the dividend reinvestment plan will also be based on your net asset value.

The cover page has been revised as requested.

Prospectus Summary, page 1

What are the fees that you will pay ..., page 11

Operating Expenses, page 19

May 1, 2012

6.	We note that you intend to reimburse your advisor for personnel costs, unless those costs relate to acquisitions fees or real estate commissions. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

The disclosure has been revised to add a statement that the Company may reimburse the advisor for such costs but it does not currently intend to do so. We confirm that in future filings that require disclosure pursuant to Item 402 or Item 404 of Regulation S-K, such disclosures will be included.

The management of multiple REITs…, page 31

7.	In this risk factor or the preceding risk factor, please identify the programs currently publicly raising proceeds for investment and the aggregate dollar amount of securities offered.

The disclosure has been revised as requested.

Conflicts of Interest, page 95

8.	We note your disclosure on page 96 that “ARCT III, may be in direct competition with [you] for investors or investments.” We also note your disclosure on page 97 that you “do not believe that any of [your] other affiliated programs are in direct competition with [your] program.” Additionally, we note that you intend to invest in retail properties, and that a number of your other programs also intend to make similar investments. Further, we note that many of your other entities are currently in the process of raising capital. Please revise to address this discrepancy as appropriate.

The disclosure has been revised on page 97 to state that ARCT III may be in direct competition with the Company. Please note that the Company intends to enter into an investment opportunity allocation with ARCT III and American Realty Capital Daily Net Asset Value Trust, Inc. upon effectiveness of the offering. The disclosure has been revised accordingly.

Funds from Operations and Modified Funds from Operations, pages 129 – 133

9.	Reference is made to Note (4) of your net loss to FFO/MFFO reconciliation. We note you have labeled your mark-to-market adjustments as non-recurring. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your note disclosure. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

We have revised the footnote to remove the reference to "non-recurring" and to clarify the types of assets for which mark-to-market adjustments are made.

May 1, 2012

Share Repurchase Program

10.	We note your disclosure that you will not obtain appraisals for your investments. Please clarify that you will obtain appraisals when you begin calculating NAV.

The disclosure has been revised as requested.

Organization, Offering, and Related Costs, pages F-11 to F-12

11.	We note that organization and offering costs will be reclassified from deferred costs to stockholders’ equity when you commence your offering. Please clarify how your policy for organization costs is consistent with paragraph 720-15-25-1 of FASB Accounting Standards Codification which indicates organization costs should be expensed as incurred.

The disclosure has been revised as requested.

Table III – Operating Results Of Public Program Properties, page A-8

12.	Reference is made to page 4 of the 10-K for Phillips Edison – ARC Shopping Center REIT, Inc. filed on March 23, 2012. It appears you have failed to present the net loss attributable to noncontrolling interests for Phillips Edison – ARC Shopping Center REIT, Inc within your Table III disclosures. Please clarify.

The disclosure has been revised as requested.

Part II

Item33, page II-1

13.	Prior to effectiveness, please revise to provide all of the disclosure required by Item 701(d) of Regulation S-K.

The disclosure has been revised as requested.

Exhibits

14.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

May 1, 2012

Enclosed are drafts of the legal and tax opinions. The agreements will be executed upon effectiveness of the offering and the final, executed agreements will be filed after effectiveness. The amended and restated charter, a form of which has been filed as exhibit 3.1, will be filed prior to effectiveness.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

[VENABLE LETTERHEAD]

_____________, 2012

American Realty Capital Trust IV, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

Re:	Registration Statement on Form S-11 (File No. 333- )

Ladies and Gentlemen:

We have served as Maryland counsel to American Realty Capital Trust IV, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 70,000,000 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 60,000,000 Shares (the “Public Offering Shares”) are issuable in the Company’s initial public offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 10,000,000 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the Plan attached thereto as Appendix B and the form of Subscription Agreement attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

American Realty Capital Trust IV, Inc.

_____________, 2012

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

American Realty Capital Trust IV, Inc.

_____________, 2012

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article V, Section 5.9 of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

American Realty Capital Trust IV, Inc.

_____________, 2012

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

[PROSKAUER LETTERHEAD]

DRAFT

[●], 2012

American Realty Capital Trust IV, Inc.

405 Park Avenue

New York, New York 10022

Re: Opinion of Proskauer Rose LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as counsel to American Realty Capital Trust IV, Inc., a Maryland corporation (the “Company”), with respect to certain tax matters in connection with the issuance and sale of common stock, par value $0.01 per share (the “Stock”) as described in the Registration Statement on Form S-11, Registration No. 333-180274, initially filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2012, as amended through the date hereof (the “Registration Statement”). In connection with the sale of Stock, we have been asked to provide an opinion regarding (i) the classification of the Company as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”)1; (ii) the accuracy and fairness of the discussion in the prospectus forming a part of the Registration Statement (the “Prospectus”) under the caption “Material U.S. Federal Income Tax Considerations”; and (iii) the treatment of American Realty Capital Operating Partnership IV, L.P. (the “Operating Partnership”) as a partnership or disregarded entity for U.S. federal income tax purposes.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations issued thereunder (including Proposed and Temporary Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which might result in modifications of our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In rendering our opinions, we have made such factual and legal examinations, including an examination of such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate, including, but not limited to, the following: (1) the Registration Statement (including exhibits thereto); (2) the form of Articles of Amendment and Restatement of the Company; and (3) the form of Agreement of Limited Partnership of the Operating Partnership. The opinions set forth in this letter also are based on certain written factual representations and covenants made by an officer of the Company, in the Company’s own capacity and in its capacity as the general partner of the Operating Partnership, in a letter to us of even date herewith (the “Officer’s Certificate”) relating to, among other things, those factual matters as are germane to the determination that the Company and the Operating Partnership, and the entities in which they hold direct or indirect interests, have been and will be formed, owned and operated in such a manner that the Company has and will continue to satisfy the requirements for qualification as a REIT under the Code (collectively, the Officer’s Certificate, and the documents described in the immediately preceding sentence are referred to herein as the “Transaction Documents”).

_____________________

1 Unless otherwise stated, all section references herein are to the Code.;

American Realty Capital Trust IV, Inc.

[●], 2012

In our review, we have assumed, with your consent, that all of the factual representations, covenants and statements set forth in the Transaction Documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. Moreover, we have assumed that the Company and the Operating Partnership each will be operated in the manner described in the relevant Transaction Documents. We have, consequently, assumed and relied on your representations that the information presented in the Transaction Documents accurately and completely describe all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or Transaction Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Transaction Documents may affect our conclusions set forth herein.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

With respect to matters of Maryland law, we have relied upon the opinion of Venable LLP, counsel for the Company, dated [●], 2012, that the Company is a validly organized and duly incorporated corporation under the laws of the State of Maryland.

Based upon, and subject to the foregoing and the discussion below, we are of the opinion that:

(i)	commencing with the Company’s taxable year ending on December 31, 2012, the Company will be organized in conformity with requirements for qualification as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code;

(ii)	the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” to the extent it constitutes matters of law, summaries of legal matters or legal conclusions, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Stock; and

(iii)	the Operating Partnership will be taxed as a partnership or a disregarded entity and not an association or publicly traded partnership (within the meaning of section 7704) subject to tax as a corporation, for U.S. federal income tax purposes beginning with its first taxable year.

American Realty Capital Trust IV, Inc.

[●], 2012

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. Proskauer Rose LLP will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company and the Operating Partnership, the sources of their income, the nature of their assets, the level of the Company’s distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and your stockholders.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus and to the use of these opinions for filing as Exhibit 8 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Commission thereunder.

Sincerely yours,